Via Facsimile and U.S. Mail
Mail Stop 6010

September 11, 2006

Mr. Gerard A. Martino
Executive Vice President and Chief Financial Officer
Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, NJ 07677

> **Re:**   **Par Pharmaceutical Companies, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed on March 15, 2006**
>   **Form 10-Q for the Quarter ended April 2, 2006**
>   **Filed on May 12, 2006**
>   **File No. 001-10827**

Dear Mr. Martino:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments in connection with restating your financial statements as a result of the accounting errors you identified as disclosed in your Form 8-K filed on July 6, 2006. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

In our final discussion with you regarding your response letter dated February 27, 2006 to our comment letter dated September 29, 2005, we suggested how the revenue critical accounting estimate and segment disclosures could be improved. We reviewed your

Form 10-Q for April 2, 2006 and did not see the disclosures suggested. Accordingly we reiterate our comments in comment one and six below. You should include these disclosures in an amended Form 10-K for December 31, 2005 and an amended Form 10-Q for April 2, 2006.

Management's Discussion and Analysis (MD&A), page 32

Critical Accounting Policies and Use of Estimate, page 42

1. With regards to your critical accounting policy for revenue recognition:
    - The roll forward should be presented for the three years of statements of operations.
    - Disclose the how long it takes the ending balances to be eliminated.
    - Clarify what "relatively quick" means with regards to chargeback processing.
    - Disclose whether customer rebates are rebates for volume or dollar purchase amounts.
    - Clarify what you mean by "the Company establishes a provision for returns using a percentage of sales. The percentage is based on historical information, including actual returns by product, estimated shelf-life of product sold and the date of actual product returns." Additionally, disclose what period of sales information is used and how it matches up to the return period.
    - For cash discounts, clarify the specified period the customer has to pay to receive the discount and if it varies for different customers.
    - Disclose the "underlying assumptions" for which there were no material changes as it relates to the Company's sales allowance estimate and accruals.

Financial Statements

Consolidated Statements of Operations, page F-4

2. As the amount of interest expense and interest income both appear material, state the amount of each on the face of the statement in accordance with Rule 5-03 of Regulation S-X.

Consolidated Statements of Stockholders' Equity, page F-5

3. Please reconcile for us the unrealized gains and losses on marketable securities, net of tax, for the years ended December 31, 2005 and 2004 as disclosed in the statement of stockholders' equity and disclosed in note 2 (available for sale securities) and note 3 (investments). You should include the investments disclosed in Note 3 in the tables related to available for sale securities in Note 2 to provide the disclosures required by FAS 115 in a single place. In addition,

Mr. Gerard A. Martino
Par Pharmaceuticals Companies, Inc.
September 11, 2006
Page 3

disclose the amount of income tax allocated to each component of other comprehensive income. Refer to paragraph 25 of FAS 130.

Consolidated Statements of Cash Flows, page F-6

4. Please revise your Statement of Cash Flows to begin the Cash flows From Operating Activities section with "net income" in accordance with paragraph 28 of SFAS 95. Also within operating activities, please identify the net cash provided or used from discontinued operations. If that amount represents the net of "loss from discontinued operations," "non-cash charges and changes in discontinued operating assets and liabilities" and "loss on sale of discontinued operations," please include as a separate line item within operating activities. Additionally, please make this revision to your Form 10-Q for the interim period ending April 2, 2006.

Notes to Consolidated Financial Statements, F-7

Note 7 – Intangible Assets

5. It is not clear from the current disclosure what event triggered the 2005 impairment of Isoptin SR purchased from FSC Laboratories in December 2004. Please expand the disclosure to explain what triggered the impairment in December 2005.

Note 17 – Segments Information, page F-39

6. Although you have disclosed the product revenues for each product that comprises in excess of 4% of total revenues, please also include disclosure for the remaining products. As paragraph 37 of FAS 131 indicates this disclosure may be for each group of similar products. For example, we have seen this by therapeutic class but there may other more meaningful groupings for your business.

As appropriate, please amend your filings and respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant